POMEROY IT Solutions
[GRAPHIC  OMITTED]

                                        1020  Petersburg  Road
                                        Hebron,  KY  41048
                                        Phone:  859.586.0600

                                  May 31, 2006


Securities and Exchange Commission
Attention: Brad Skinner, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

     Re:  Pomeroy IT Solutions, Inc.
          File No. 000-20022

Dear Mr. Skinner:

Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company" or "Pomeroy"), hereby submits the additional responses set forth below to your follow-up Comment Letter, dated May 3, 2006 (the "Comment Letter"), pertaining to the Company's Annual Report on Form 10-K for the year ended January 5, 2006 filed April 17, 2006, the Form 8-K filed April 18, 2006 and the Form 8-K filed April 26, 2006. The Company appreciates that the Commission's comments are designed to assist the Company in providing more meaningful disclosure to the investment community.

Our responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter followed by the Company's response.


FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 5, 2006
---------------------------------------------------

FINANCIAL STATEMENTS
--------------------

NOTE 5. GOODWILL AND OTHER INTANGIBLE ASSETS, PAGE F-12
-------------------------------------------------------


1. WE NOTE THAT YOU HAVE RECORDED AN ESTIMATED GOODWILL IMPAIRMENT OF $16 MILLION. PLEASE EXPLAIN TO US WHY YOU BELIEVE THAT RECORDING AN ESTIMATED IMPAIRMENT COMPLIES WITH THE REQUIREMENTS OF PARAGRAPHS 18 THROUGH 26 OF SFAS 142. ADDITIONALLY, EXPLAIN TO US WHY IT WAS NECESSARY TO ESTIMATE THE IMPAIRMENT CHARGE CONSIDERING YOUR DISCLOSURE ON PAGE F-12 THAT INDICATES, "HISTORICALLY, THE COMPANY HAS PERFORMED ITS ANNUAL GOODWILL IMPAIRMENT TESTING DURING THE FOURTH QUARTER OF ITS FISCAL YEAR AND REFLECTS THE RESULTS OF THAT TESTING IN ITS CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN ITS ANNUAL REPORT ON FORM 10-K." AS PART OF


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     YOUR  RESPONSE,  CLARIFY  FOR US WHETHER YOUR MOST RECENT TEST REPRESENTS A
     CHANGE  IN  THE  DATE  OF  YOUR  ANNUAL  IMPAIRMENT  TEST.

     The Company has historically performed its annual goodwill impairment test based on a year end valuation date. We have not changed the date of the testing and the statement referenced by the Commission in Note 5 was to reflect the fact that the Company bases its evaluation on fourth quarter financial statement results and not to indicate the evaluation was actually performed in the fourth quarter.

     As the Commission is aware, in late 2005, the Company discovered errors in its processes and systems relating to its services business, which caused the Company to delay the filing of its Form 10-Q for the third quarter of fiscal 2005 and undertake a comprehensive review process of the financial reporting for the services business. The Company filed its quarterly report on Form 10-Q for the third quarter of fiscal 2005, as well as the amended Forms 10-Q for the first and second quarters on March 31, 2006 (SEC filing date of April 3, 2006). The year end financial statements could not be completed until the quarterly reports were finalized. Upon completion of the annual financial statements the first step of the impairment test was completed.

     According to SFAS 142, paragraph 22, if the second step of the goodwill impairment test is not complete before the financial statements are issued and a goodwill impairment loss is probable and can be reasonably estimated, the best estimate of that loss shall be recognized in those financial statements. We believe we have appropriately estimated our loss in accordance with this guidance.

ITEM  9A.  CONTROLS  AND  PROCEDURES,  PAGE  27

2. WE NOTE THAT YOU HAVE IDENTIFIED SEVERAL MATERIAL WEAKNESSES. PLEASE DESCRIBE TO US THE STEPS YOU HAVE TAKEN (OR PLAN TO TAKE) AND PROCEDURES YOU HAVE IMPLEMENTED (OR PLAN TO IMPLEMENT) TO CORRECT EACH MATERIAL WEAKNESS. INDICATE WHEN EACH CORRECTIVE ACTION WAS COMPLETED OR IS EXPECTED TO BE COMPLETED. AS PART OF YOUR RESPONSE, PLEASE TELL US HOW YOU CONSIDERED DISCLOSING YOUR REMEDIATION PLAN IN YOUR FORM 10-K.

     As described above, the Company conducted a comprehensive review of the financial reporting for the services business, resulting in the filing by the Company of its quarterly report on Form 10-Q for the third quarter of fiscal 2005 on March 31, 2006 (SEC filing date of April 3, 2006). At that time the Company also finalized its review of the material weaknesses for fiscal 2005 and filed its Form 10-K for fiscal 2005 on April 14 (SEC filing date of April 17, 2006). Management was still preparing its plan for remediation of its identified material weaknesses as of the filing of the Form 10-K for fiscal 2005.

     In our first quarter Form 10-Q filed on May 12, 2006, we described in detail our material weaknesses remediation plans. For your convenience, we have attached as Exhibit A hereto our Item 4 from the Form 10-Q for the first quarter of fiscal 2006, which details the plans to correct each of the material weaknesses.

FORM 8-K FILED APRIL 18, 2006
-----------------------------

3. WE NOTE THAT YOU DISCLOSE SEVERAL NON-GAAP MEASURES INCLUDING EBIT AND EBIT EXCLUDING CERTAIN CHARGES. IT APPEARS THAT YOUR PRESENTATION LACKS SUBSTANTIVE DISCLOSURES THAT


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     ADDRESSES THE BASIC REQUIREMENTS OF ITEM 10(E)(L)(I) OF REGULATION S-K OR
     THE DISCLOSURES ON QUESTION 8 OF THE MOST FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES. FOR EXAMPLE, THE DISCLOSURE DOES NOT APPEAR TO PROVIDE, WITH EQUAL OR GREATER PROMINENCE, THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURE OR MEASURES CALCULATED AND PRESENTED IN ACCORDANCE WITH GAAP OR EXPLAIN THE ECONOMIC SUBSTANCE BEHIND YOUR DECISION TO USE THE MEASURES. THE DISCLOSURE DOES NOT INDICATE WHY YOU BELIEVE THE MEASURES PROVIDE INVESTORS WITH VALUABLE INSIGHT INTO YOUR OPERATING RESULTS, OR WHY IT IS USEFUL TO AN INVESTOR TO SEGREGATE EACH OF THE ITEMS FOR WHICH ADJUSTMENTS ARE MADE. ADDITIONALLY, YOU DO NOT PROVIDE ANY DISCUSSION REGARDING THE MATERIAL LIMITATIONS ASSOCIATED WITH EACH MEASURE OR THE MANNER IN WHICH YOU COMPENSATE FOR SUCH LIMITATIONS. NOTE THAT WE BELIEVE THAT DETAILED DISCLOSURES SHOULD BE PROVIDED FOR EACH ADJUSTMENT TO YOUR GAAP RESULTS AND EACH NON-GAAP MEASURE. PLEASE EXPLAIN TO US HOW YOUR CURRENT DISCLOSURE MEETS THESE REQUIREMENTS.

     The EBIT numbers reported were, in fact, the Income from Operations, a GAAP number taken from the Company's financial statements for fiscal 2005, as reported in its Form 10-K and included in the press release and Form 8-K filed April 18, 2006. To assure no confusion in the future the Company will consistently refer to this as Income from Operations.

     From March 31, 2006 until April 18, 2006 a significant amount of information about the financial condition of the Company was disclosed in a very short period of time, after a period of very limited information. The purpose of the press release was to aid readers in understanding all of this information. The Company notes that in its Form 8-K filing, the first and foremost numbers disclosed in both the narrative and in the attached schedules were GAAP numbers.

     Our secondary disclosure of certain charges was our attempt to provide additional information which would help the reader understand the charges that were taken during this period. These charges were disclosed in the narrative only after disclosure of the GAAP numbers and were reconciled to GAAP numbers on additional schedules provided in the Form 8-K filing. The Company believes that the narrative disclosure in addition to the reconciliations provided as part of the Form 8-K filing, fulfill the filing requirements of Item 10 of Regulation S-K.

4. WE NOTE THAT YOU HAVE EXCLUDED SEVERAL "UNUSUAL ONE-TIME" CHARGES FROM YOUR GAAP MEASURES. PLEASE EXPLAIN TO US YOUR BASIS FOR REFERRING TO THESE ITEMS AS UNUSUAL AND ONE-TIME.

     As noted in Item 3, above, the Company prominently disclosed GAAP numbers. The Company also included certain adjusted GAAP numbers. When adjusting the GAAP numbers, we followed the guidance in Regulation S-K, Item 10(e)(l)(i) which permits the disclosure of non-recurring, infrequent, or unusual charges that are not reasonably likely to recur within two years and as to which there have not been similar charges within the prior two years. Guidance in Question 8 of the Frequently Asked Questions also states that there is no per se prohibition against adjusting a financial measure for recurring items as long as management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.

     Based on this guidance the Company adjusted the disclosed GAAP numbers for the following:


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          -    $0.9 million for professional fees related to financial review and late filing issues. These fees are related to an event, the delayed and restated 2005 filings. Management does not expect this to recur and believes that the financial impact of the fees will disappear within the near-term.
          - $2.0 million for provision for doubtful accounts and $0.5 million related to non-trade accounts receivable reserve. The majority of this reserve relates to events that the Company does not believe will reoccur such as uncollectible receivables for a line of business that the Company no longer performs and sales tax receivables which were barred by statute of limitations. Management does not anticipate charges of this magnitude will likely recur in the near-term future and the financial impact of these charges will be eliminated within the near term.
          - $2.3 million related to restructuring and severance charges, including $0.9 million for severance charges, resulting primarily from a re-alignment of the structure of the Company's organization, and $1.4 million due to unrecoverable assets related to the Company's former wholly-owned subsidiary, Technology Integration Financial Services ("TIFS"). Management believes that related charges are not likely to recur or be material within a near-term finite period.
          - $16.0 million related to the estimated non-cash charge for goodwill write-down. We have disclosed that the actual write-down of goodwill may differ significantly from this estimate upon completion of our impairment testing. Once the actual amount of the write-down is determined, management does not believe there will be further write-downs to goodwill within a near-term finite period.

5. WE NOTE YOUR PRESENTATION OF A NON-GAAP STATEMENT OF OPERATIONS MAY CREATE THE UNWARRANTED IMPRESSION THAT THE PRESENTATION IS BASED ON A COMPREHENSIVE SET OF ACCOUNTING RULES OR PRINCIPLES AND THAT SUCH PRESENTATION MAY NOT COMPLY WITH ITEM 100 (B) OF REGULATION G. PLEASE EXPLAIN TO US YOUR BASIS FOR THIS PRESENTATION AND EXPLAIN HOW YOU BELIEVE IT COMPLIES WITH ITEM 100(B) OF REGULATION G.

     Rule 100(b) of Regulation G states that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying the measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

     As noted above, the Company's presentation of its financial information was primarily the presentation of GAAP numbers. The references to non-GAAP information was offered only as additional information for the reader. We believe this meets the spirit of this rule; however, we are open to guidance in making future disclosures.

6. WE NOTE THAT YOU REFER TO YOUR NON-GAAP PRESENTATION AS "PRO FORMA." THE INFORMATION YOU HAVE PRESENTED SHOULD BE REFERRED TO AS "NON-GAAP" AND NOT "PRO FORMA." PRO FORMA HAS A DIFFERENT MEANING AS DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND SEC RULES THAN IS SIGNIFICANTLY DIFFERENT THAN YOUR PRESENTATION.

     We agree that this presented information should have been referred to as "non-GAAP" and not "pro forma". We will correct our disclosures in future filings to the extent that "non-GAAP" information is presented.


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FORM 8-K FILED APRIL 26, 2006
-----------------------------

7. WE NOTE THAT ON APRIL 20, 2006 CROWE CHIZEK INFORMED YOU THAT THEY WOULD BE RESIGNING EFFECTIVE UPON COMPLETION OF YOUR FIRST QUARTER FORM 10-Q. PLEASE AMEND YOUR FORM 8-K UPON THE EFFECTIVENESS OF THEIR RESIGNATION TO PROVIDE UPDATED DISCLOSURES THROUGH THE DATE THE RESIGNATION BECAME EFFECTIVE. ADDITIONALLY, TO THE EXTENT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH THIS ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

     On May 19, 2006, we filed a Form 8-K/A to provide updated disclosures through the date the resignation became effective.

     Thank you for your comments. If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-8207, or me at (859) 586-0600, ext. 1416.

     Sincerely,


     /s/ Stephen E. Pomeroy, CEO
     --- -----------------------
     Stephen E. Pomeroy
     Chief Executive Officer


cc:  Elizabeth A. Horwitz, Esq., Cors & Bassett, LLC
     Frank Criniti, Crowe Chizek and Company LLC


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                                                                       EXHIBIT A
                                                                       ---------
Item 4-Controls and Procedures

EVALUATION  OF  DISCLOSURE  CONTROLS  AND  PROCEDURES

The Company maintains disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) designed to provide reasonable assurance that the information required to be reported in its Exchange Act filings is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission, including controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, the Company's disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As described in Item 9A of the Company's Annual Report on Form 10-K for the year ended January 5, 2006, the Company reported that it identified four material weaknesses in its internal control over financial reporting. As a result, the Company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of January 5, 2006, the Company's disclosure controls and procedures were not effective at a reasonable level of assurance, based on the evaluation of these controls and procedures required by Exchange Act Rules 13(a)-15(e) or 15(d)-15(e).

As of April 5, 2006, the four material weaknesses have not been remediated. Accordingly, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of April 5, 2006, the Company's disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's forms and rules. Despite these material weaknesses, the financial statements reported on Form 10-Q for the fiscal quarter ended April 5, 2006, fairly present, in all material respects, the consolidated financial condition and results of operations of the Company.

MATERIAL  WEAKNESSES  REMEDIATION  PLANS:

Management is committed to the remediation of the four material weaknesses as well as the continued improvement of the Company's overall internal controls over financial reporting. Management has been developing remediation plans for each of the four identified material weaknesses. The Company currently is executing a remediation plan for each of the material weaknesses set forth below that includes the following:

     Actions  Relating  to  Maintaining  Effective  Control  Over The Accrual of
     ---------------------------------------------------------------------------
     Service  Billing  Calculations  and  ServiceRevenue  Recognition.
     -----------------------------------------------------------------
- We are assessing our service revenue and expense recognition processes and procedures. While we have taken certain actions to address this material weakness, additional time and planning will be necessary before the Company can finalize a remediation plan. The Company's goal is to have the remediation completed during the fourth quarter of 2006 or earlier.


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     Actions  Relating  to  Maintaining  Effective  Control Over Financial Close
     ---------------------------------------------------------------------------
     And Reporting  Process.
     -----------------------
- During the fourth quarter of 2005, we began hiring additional accounting personnel. We hired an individual with a CPA and SEC reporting experience to manage our SEC reporting function. The Company also hired additional Sarbanes-Oxley resources. The Company will continue to expand the finance organization that will include the creation of a Financial Planning and Analysis department during 2006. We will continue to develop standard accounting policies and procedures over non-routine general ledger accounts during 2006. We have developed and implemented more structured and meaningful general ledger account reconciliations that now reflect reconciling items that will lead to more timely resolution and proper account classifications. A detailed finance organization training plan on financial controls, policies and procedures, account reconciliations, GAAP and SEC disclosure checklists will be implemented during the second quarter of 2006.

     Actions Related to Maintaining Effective Control Over Computer Applications
     ---------------------------------------------------------------------------
     Used  in  Financial  Reporting.
     -------------------------------
- The Company has expanded and will continue to improve our information technology systems. The Company hired a CIO during the first quarter of 2006. The Company has developed and implemented controls over system changes and upgrades. In addition, the Company is addressing the necessary changes that will address and resolve the issues associated with computer applications that have improper system access rights. Our remediation of these control weaknesses will be addressed throughout the year and should be finalized during the fourth quarter of 2006 or earlier.

     Actions Related to Maintaining Effective Controls Over the Payroll Process.
     ---------------------------------------------------------------------------
- We have implemented new payroll policies and procedures for timely notification of terminated employees. The Company will continue to improve the internal controls over payroll during 2006 by implementing additional procedures that will hold one-up managers accountable and responsible for timely notifications of terminated employees.

CHANGES  IN  INTERNAL  CONTROL  OVER  FINANCIAL  REPORTING

The Company's remediation plan for three of the four material weaknesses has not been in place long enough to show meaningful results. It is expected, however, that the remediation of these four material weaknesses will significantly improve the Company's internal controls over financial reporting during the latter part of 2006 and beyond.